Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 AMERICA ● ASIA PACIFIC ● EUROPE	mheinz@sidley.com +1 312 853 2071

October 23, 2020

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Thomas Jones

Sherry Haywood

Kevin Stertzel

John Cash

Re:	Hennessy Capital Acquisition Corp. IV Registration Statement on Form S-4 Filed September 18, 2020 File No. 333-248923

Ladies and Gentlemen:

On behalf of Hennessy Capital Acquisition Corp. IV (the “Company”), we transmit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 15, 2020 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

U.S. Securities and Exchange Commission

October 23, 2020

Cover Page

1.	Please limit your letter to stockholders of Hennessy Capital Acquisition Corp. IV to one page. For guidance, refer to Item 501(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the letter to stockholders of the Company in Amendment No. 1 accordingly.

2.	We note that you plan to issue shares of Class A Common Stock to the PIPE Investors. Please tell us what exemption from the Securities Act you are relying upon and the facts supporting your use of the exemption.

Response: The Company respectfully advises the Staff that it is relying upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), with respect to its proposed issuance of shares of Class A Common Stock in connection with the PIPE Financing.

The Company determined, based in part on the manner of the PIPE Financing and the nature and limited number of purchasers participating in the PIPE Financing, that the proposed issuance of shares of Class A Common Stock to the PIPE Investors under the Subscription Agreements does not involve a “public offering” within the meaning of Section 4(a)(2) of the Securities Act. Based upon due diligence conducted in connection with the Business Combination, including representations made by each PIPE Investor to the Company that each PIPE Investor is either a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (as defined in Rule 501(a) under the Securities Act), the Company has determined that each PIPE Investor has sufficient knowledge and experience in financial and business matters that it, he or she, as applicable, is capable of evaluating the risks and merits of the prospective investment in the Company’s Class A Common Stock. Additionally, the limited number of investors participating in the PIPE Financing allowed negotiations with, and offers to, the PIPE Subscribers to be conducted privately. No offers for the PIPE Shares were made by means of a general solicitation.

Cautionary Note Regarding Forward-Looking Statements, page 35

3.	Please revise the disclosure in the thirteenth bullet point on page 35 about Canoo’s ability to obtain funding for its operations to clarify the reference to funding. For example, is the funding referring to proceeds to be received from the PIPE Investors?

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 35 of Amendment No. 1 accordingly.

U.S. Securities and Exchange Commission

October 23, 2020

Risk Factors, page 37

4.	Please add a risk factor to highlight the risks associated with the loan under the Paycheck Protection Program mentioned on page 204, such as the risk that all or parts of the loan may not be forgiven.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of Amendment No. 1 accordingly.

Canoo is or may be subject to the risks associated with strategic alliances, page 61

5.	We note the disclosure on page 61 that you have entered into strategic alliances. Please expand the disclosure in the appropriate section to disclose the nature of the strategic alliances and disclose, if applicable the material terms of the agreements related to those alliances.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 61 of Amendment No. 1 to clarify that Canoo has entered into non-binding memoranda of understanding (“MOUs”) with certain key suppliers and development partners to form strategic alliances with such third parties. These MOUs highlight Canoo’s approach to pursuing its business objectives and represent a framework for the negotiation of future contracts, purchase orders or other arrangements. While the Company believes these MOUs are evidence of Canoo’s commercial traction with strategic certain third parties, and therefore helpful to investors in understanding Canoo’s development and potential growth trajectory, the Company and Canoo do not believe that any individual MOU is currently material to Canoo and none of these arrangements constitute material contracts of Canoo. These MOUs do not create any material rights or obligations (other than obligations for Canoo and such third party to maintain confidentiality) and are entered into by Canoo in the ordinary course of business. Accordingly, the Company does not believe the inclusion of additional terms regarding these MOUs, which are non-binding and may never materialize into binding definitive agreements, would be material to an investor’s understanding of Canoo’s business.

Satisfaction of 80% Test, page 115

6.	Please expand your disclosure in this section to disclose how the board determined that the fair market value of the business combination met the 80% test.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 116 of Amendment No. 1 accordingly.

U.S. Securities and Exchange Commission

October 23, 2020

Lock-Up Agreements, page 134

7.	Please revise to disclose the number of shares held by the “certain existing Canoo shareholders, including all Canoo officers, directors, holders of 3% or more of the outstanding Canoo Shares” who will enter into the lock-up agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 136, and 260 of Amendment No. 1 accordingly.

Material U.S. Federal Income Tax Considerations of the Redemption and the Business Combination, page 135

8.	Please be advised that we may have additional comments about the disclosure in this section once the opinion of counsel has been filed as exhibit 8.1. Also, delete the term “certain” in the first sentence of this section. In addition, revise your disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a). In this regard, we note your disclosure in the fourth paragraph on page 140.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 137 and 142 of Amendment No. 1 accordingly. In addition, the related opinions of counsel are being filed concurrently herewith as Exhibits 8.1 and 8.2 to Amendment No. 1.

Overview, page 163

9.	Please disclose the material terms of the agreement with Hyundai Motor Group mentioned in the third paragraph of this section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 165 and 179 of Amendment No. 1 to include a summary of material terms of the agreement with Hyundai Motor Group. The primary significance of the agreement to Canoo is its validation of Canoo’s technical leadership by an established global auto manufacturer, whom investors can appreciate is well positioned to evaluate the quality of Canoo’s engineering capabilities.

Intellectual Property, page 191

10.	Please disclose the scope and duration of your material patents.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 193 of Amendment No. 1 accordingly.

U.S. Securities and Exchange Commission

October 23, 2020

Security Ownership of Certain Beneficial Owners and Management, page 266

11.	Please revise the disclosure in the footnotes in this section to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the securities held by the legal entities listed in the tables.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 271 of Amendment No. 1 accordingly.

General

12.	We note that Section 10p. of your subscription agreement, filed as Annex H, contains a provision stating that “[E]ach party hereto hereby waives any right to a jury trial in connection with any litigation pursuant to this subscription agreement and the transactions contemplated hereby.” Please amend your filing to clearly disclose whether this provision applies to federal securities law claims, and amend your risk factor disclosure accordingly. Also, provide a discussion describing the main aspects of this provision, the risks of the provision or other impacts on shareholders, any uncertainty about enforceability, and whether or not the provision applies to purchasers in secondary transactions. If this provision is not intended to apply to federal securities law claims, amend your subscription agreement to state the same, or tell us how you will inform future investors of this limitation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 134 of Amendment No. 1 accordingly.

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Daniel J. Hennessy, Hennessy Capital Acquisition Corp. IV